

08027661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67028

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kinecta Financial and Insurance Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1500 Rosecrans Avenue, Suite 202
(No. and street)

Manhattan Beach	**CA**	**90266**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Wicks **(310) 643-2078**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	**Los Angeles**	**CA**	**90071-3462**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial and Insurance Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.


MARIO E. OSORIO
Commission # 1663301
Notary Public - California
Los Angeles County
My Comm. Expires May 21, 2010

Signature

VICE PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC

(A Wholly Owned Subsidiary of KINECTA FINANCIAL MANAGEMENT COMPANY, LLC)

(SEC I.D. No. 8-67028)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007,
INDEPENDENT AUDITORS' REPORT, AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

* * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kinecta Financial and Insurance Services, LLC
Manhattan Beach, CA

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2007, and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kinecta Financial and Insurance Services, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital Pursuant to Rule 15c3-1 listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2008

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$2,955,182
ACCOUNTS RECEIVABLE	292,144
TERM DEPOSITS	2,500,000
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $670,665	12,998
PREPAID EXPENSES	24,074
TOTAL	$5,784,398

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable and other liabilities	$ 501,605
Payable to Kinecta Federal Credit Union	121,760
Total liabilities	623,365
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBERSHIP CAPITAL	5,161,033
TOTAL	$5,784,398

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commission income	$7,769,371
Interest income	267,536
Other income	35,000
Total revenues	8,071,907
EXPENSES:	
Compensation and related benefits	1,805,209
Commissions	1,966,583
Operations	1,182,569
Professional and outside services	88,909
Occupancy	61,835
Marketing and promotions	95,427
Total expenses	5,200,532
NET INCOME	$2,871,375

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE — January 1, 2007	$6,289,658
Net income	2,871,375
Dividend paid to parent	(4,000,000)
BALANCE — December 31, 2007	$5,161,033

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$2,871,375
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,045
Increase in accounts receivable	(26,388)
Increase in prepaid expenses	(10,839)
Increase in accounts payable and other liabilities	37,062
Increase in payable to Kinecta Federal Credit Union	10,556
Net cash provided by operating activities	2,896,811
CASH FLOWS FROM INVESTING ACTIVITIES — Increase in term deposits	(1,466,655)
CASH FLOWS FROM FINANCING ACTIVITIES — Dividend paid to parent	(4,000,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(2,569,844)
CASH AND CASH EQUIVALENTS — Beginning of year	5,525,026
CASH AND CASH EQUIVALENTS — End of year	$2,955,182

See notes to financial statements.

1. NATURE OF BUSINESS

Nature of Business — Kinecta Financial and Insurance Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management, LLC (the "Parent") that is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance services to members of Kinecta Federal Credit Union.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable — Accounts receivable consist primarily of commissions receivable which represent commissions due to the Company for the sale of financial and insurance products.

Term Deposits — Term deposits consist of accounts with an original maturity of three months or more. The balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

Property and Equipment — Property and equipment is recorded at cost and is depreciated principally under the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition — The Company receives commission income in accordance with the terms of an agreement with their clearing agent. Commission income and related expenses for financial services are recognized on a trade date basis, commission income and expenses relating to the sale of insurance products for various insurance carriers are recognized at the time of the sale.

Income Taxes — Kinecta Financial and Insurance Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts, which are included in operating expenses.

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements and Interpretations — In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. There is no significant impact on the Company's financial statements due to the adoption of FASB Statement No. 157.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*, which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This standard requires companies to provide additional information that will help users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. FASB Statement No. 159 is effective for fiscal years beginning after November 15, 2007. There is no significant impact on the Company's financial statements due to the adoption of FASB Statement No. 159.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007, are summarized as follows:

Furniture, fixtures, and equipment	$ 683,663
Accumulated depreciation and amortization	(670,665)
	$ 12,998

4. EMPLOYEE BENEFIT PLANS

The Company also participates in Kinecta Federal Credit Union's 401(k) Pension Plan (the "Plan") that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, the Company is required to match employees' contributions up to a specific amount. The Company contributed approximately $128,456 to the plan for the year ended December 31, 2007.

5. RELATED-PARTY TRANSACTIONS

The Company is charged by Kinecta Federal Credit Union for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense and occupancy expense, totaled $247,175 for the year ended December 31, 2007.

At December 31, 2007, the Company owed $121,760 to Kinecta Federal Credit Union. Such amounts are noninterest bearing and payable upon demand.

The Company has $2,380,490 on deposits, which is included in cash and cash equivalents, with Kinecta Federal Credit Union at December 31, 2007, which earned $155,603 in interest for the year ended December 31, 2007. The balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

The Company also paid a dividend of $4,000,000 to its parent, Kinecta Financial Management , LLC, during the year.

6. COMMITMENTS AND CONTINGENCIES

Off-Balance-Sheet Risk and Concentration of Credit Risk — As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Litigation — From time to time in the ordinary course of business, the Company could be named in legal actions that could amount to losses being incurred. There are currently no legal actions against the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 8 to 1 during its first 12 months following approval of broker dealer status. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has elected to use the aggregate indebtedness method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $3,096,029, which was $3,062,589 in excess of its required net capital of $33,440. The Company's ratio of aggregate indebtedness to net capital was 6 to 1.

8. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

* * * * * *

SUPPLEMENTAL SCHEDULE

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

SCHEDULE I — COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2007

Total membership equity from statement of financial condition	$5,161,033
Less nonallowable assets:	
Prepaid expenses	24,074
Property and equipment	12,998
Accounts receivable	173,771
Intercompany receivable	1,838,030
Total nonallowable assets	2,048,873
Net capital before other deductions	3,112,160
Money market account haircut	(16,131)
Net capital	$3,096,029
Aggregate indebtedness — accounts payable and accrued expenses	$ 501,605
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 and 2/3% of aggregate indebtedness)	$ 33,440
Net capital in excess of minimum requirement	$3,062,589
Ratio of aggregate indebtedness to net capital	6 to 1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 28, 2008

Kinecta Financial and Insurance Services, LLC
1440 Rosecrans Ave.
Manhattan Beach, CA

In planning and performing our audit of the financial statements of Kinecta Financial and Insurance Services, LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END